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                                                                      EXHIBIT 4
                                     [LOGO]
                         WALLACE COMPUTER SERVICES, INC

August 15, 1995

Dear Wallace Stockholders:

    On August 2, 1995, FRDK, Inc., a wholly owned subsidiary of Moore Corporation Limited, commenced an unsolicited tender offer to acquire all outstanding shares of common stock of Wallace for $56 per share (the "Moore Offer"). Your Board has carefully considered the Moore Offer.

    Based on that analysis, your Board of Directors has unanimously concluded that the Moore Offer is inadequate and not in the best interests of Wallace and its stockholders. The Board believes that, in light of the company's future prospects, the interests of the stockholders will be best served by Wallace remaining an independent entity.

    YOU ARE STRONGLY URGED TO JOIN WITH YOUR BOARD OF DIRECTORS IN REJECTING THE MOORE OFFER. THE BOARD RECOMMENDS THAT YOU NOT TENDER YOUR SHARES PURSUANT TO THE MOORE OFFER.

    In arriving at its decision to reject the Moore Offer, your Board considered a variety of factors, including, among others, the opinion of its financial advisor, Goldman, Sachs & Co., that the $56 per share being offered is inadequate.

    The enclosed Schedule 14D-9 describes the Board's decision to reject the Moore Offer and contains other important information relating to its decision. We urge you to read it carefully.

    Your Board of Directors and I greatly appreciate your continued support and encouragement.

                                          Sincerely,
                                          /s/ Bob Cronin
                                          Bob Cronin
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER